eUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

OneName Global, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 13, 2013

Physical Address of Issuer:

20449 SW TV Hwy #202, Aloha, OR 97003

Website of Issuer:

www.SoMee.social

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Current Number of Employees: One (1) Full-Time

	Current a/o 11/30/2023	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$616,193.63	$636,760.94	$787,379.70
Cash & Cash Equivalents	$8,176.57	$31,401.88	$189,124.70
Accounts Receivable	0	0	0
Short-term Debt	$31,189.99	0	0
Long-term Debt	$235,197.25	$341,045.25	$266,752.48
Revenues/Sales	$233,098.89	$720,286.81	$2,036,429.56
Cost of Revenues	203299.54	302400.22	584684.67
Taxes Paid	0	693	0
Net Income	-4311.21	-313199	-50980.29

*SAFEs and Republic Crowd SAFEs accounted for as long-term liabilities but are not actual debt have been subtracted from the total long-term liabilities to reflect actual debt in the chart above.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by OneName Global, Inc., a Delaware Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company

The date of this Form C-AR is December 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

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December 21, 2023

OneName Global, Inc.





ABOUT THIS FORM C-AR


You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.


CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS


This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

OneName Global, Inc. is the parent Corporation over SoMee.social (a modern social network aiming to integrate and otherwise distinguish itself via blockchain enhancement) and SoMee AI (a developer and provider of AI based tools for end users). SoMee's mission is to redefine the social media experience by inspiring community, empowering choice, respecting privacy and rewarding all value created through the blockchain. OneName Global, Inc. was incorporated in Delaware as a corporation on December 13, 2013.

The Company is located at 20449 SW TV Hwy #202, Aloha, OR 97003

The Company's websites are https://SoMee.social & https://SoMee.AI

The Company conducts business in the State of Oregon, and throughout the United States and internationally via the internet. SoMee is a d/b/a brand of OneName Global, Inc.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our monetization and revenues may be adversely impacted by blockchain disruption and dependence on external merchant services providers.

The community DAO's decision to release version 5 of SoMee.Social without blockchain functionality poses a significant risk. This change means that power boost packages, a key monetization feature, cannot be sold until the blockchain is re-enabled. This could negatively impact user engagement and revenue generation. With the blockchain disabled, SoMee.Social's revenue generation is heavily reliant on Stripe Connect for monetization through revenue sharing. This dependency could be a risk if there are changes in Stripe's policies or technical issues with the integration.

The Company's engagement with Skrill USA, Inc. (a virtual wallet for money transfers), aimed at integrating Knect points incentives and driving significant user growth has been subject to various integration delays. This prolongation could affect user satisfaction and trust (particularly among those anticipating this partnership) potentially affecting the Company's results in a negative manner. SoMee must re-enable the key blockchain services to effectively capitalize on Power package sales opportunities prior to the Skrill partnership integration. It can still be successful without blockchain, yet poses a risk nonetheless.

The adoption, offering, and use of artificial intelligence pose a variety of potential risks for the Company.

While offering significant opportunities in a new frontier, SoMee AI, being at the forefront of integrating artificial intelligence into social media, faces inherent risks associated with emerging technologies. These include potential technical glitches, unforeseen operational challenges, and the need for continuous updates and improvements to remain competitive.

As a new venture, SoMee AI faces risks related to market acceptance. The success of SoMee AI depends on its ability to attract and retain users, which is not guaranteed, especially in a market with established competitors.

Both SoMee.Social and SoMee AI operate in a rapidly evolving digital landscape where regulatory frameworks are still developing. Changes in regulations related to social media, AI, and blockchain could impact operations, compliance costs, and the ability to innovate.

With the increasing focus on data privacy and security, any lapses in protecting user data could lead to reputational damage and legal liabilities, especially given the integration of AI and social media data.

SoMee AI must navigate the complex ethical landscape of AI, ensuring that its algorithms are free from biases and respect user privacy and ethical standards, failing which could lead to public backlash and regulatory scrutiny.

The amount of capital the Company raised in the Offering to which this report relates may not be enough to sustain the Company's current business plan and marketing efforts.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering to which this report relates. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

This risk was exacerbated during the rollout of the offering to which this report relates as the intermediary for our Reg CF Offering, OpenDeal Portal LLC (d/b/a/ Republic), caused a material change just days before the campaign's conclusion. This unforeseen issue required Republic to send out investment reconfirmation requests three (3) times within a two (2) week span. After the first reconfirmation, we experienced a minor loss in investment commitments. However, the situation worsened with the second and third reconfirmations, leading to a 25% loss after the second and a staggering 50% loss after the third. This sequence of events effectively halved our anticipated Reg CF capital raise, significantly impacting our marketing budget and materially impacting our ability to effectively promote and grow both SoMee.Social and SoMee AI. The reduced funding limited our reach and slowed down user acquisition and limited our ability to relaunch the blockchain, posing a substantial risk to our business objectives.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. While our business currently generates sales, but future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Currently, our authorized capital stock consists of 25,000,000 shares of common stock, of which 5,447,322 shares of common stock are issued and outstanding.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

At present, both SoMee.social and SoMee AI rely on third-party services for various functionalities (like Stripe and D-ID, AWS, etc.). Any disruptions in these services or changes in terms of use could adversely affect operations and user experience.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Christopher Kramer, our President & CEO, Phillip Rumple, our CTO. The Company has or intends to enter into employment agreements with Christopher Kramer and Phillip Rumple, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Christopher Kramer, or Phillip Rumple, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has NOT been adversely affected. SoMee is a digital platform and already has a remote team of workers.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon our Regulation CF Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached to the Company's initial Form C filing.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<center>**BUSINESS**</center>

Description of the Business

Founded on December 13, 2013, and incorporated in Delaware, OneName Global, Inc. (ONG) stands at the forefront of social media innovation with its flagship platform, SoMee. SoMee is a cutting-edge social network, enhanced by blockchain technology, designed to transform the social media landscape. At SoMee, we are committed to redefining the social media experience by fostering a sense of community, championing user choice, upholding privacy, and ensuring that value created on and off the blockchain is rewarded.

Business Plan

OneName Global, Inc. is at the vanguard of digital innovation, continually evolving to meet and exceed the demands of the modern social media landscape.

SoMee.social, our pioneering social media platform, offers users a unique and dynamic experience. It's a space where users can not only connect and share but also benefit from multiple revenue streams. This includes earning from engaging content and interactions ("likes"), sharing in advertising revenue, and the option for users to monetize their private data, should they choose to. Our platform is built on the principle of empowering users, giving them control over their online presence and the opportunity to benefit financially from their digital footprint.

Expanding our horizons, ONG has launched a new business unit: SoMee AI, a division is dedicated to harnessing the power of artificial intelligence to enhance the user experience on social media. SoMee AI is set to revolutionize the way users interact with content, offering personalized feeds, intelligent content recommendations, and advanced data analytics. At SoMee AI, we are leveraging AI technology to create a more engaging, relevant, and user-centric social media environment. Our AI algorithms are designed to understand user preferences and behaviors, ensuring that every interaction on the platform is tailored to individual interests and needs. This not only enhances user engagement but also opens up new avenues for targeted advertising and content creation, benefiting both users and advertisers. With SoMee AI, we are taking a significant step towards a future where social media is not just a platform for sharing but a personalized experience that adds value to every user's digital life.

Through SoMee and SoMee AI, we are reimagining what social media can be – a place of meaningful connections, personal empowerment, and technological advancement.

The Company's Products and/or Services

Product / Service	Description	Current Market
SoMee.social	Social Media Platform	Decentralized Social Media Targeting individuals 18-45 y/o, first and early adopters with social media understanding desiring more control and the ability to monetize content and activity on social media.
SoMee AI	SoMee AI bots; AI clones; and AI systems	SoMee AI is set to revolutionize the way users interact with content, offering personalized feeds, intelligent content recommendations, and advanced data analytics targeting the 18-45 y/o consumers on SoMee.social and targeting small- mid-market b2b for conversational AI systems and agencies .

Competition

The market in which our platform is offered is highly competitive. Over the past few years, there has been a boom in Decentralized Social media networks. New platforms are springing up making the competition for the growing audience even stiffer. Platforms are racing to offer attractive features to ensure users get the best experience. SoMee offers a proprietary UI/UX experiences for a decentralized social media "micro blog" type application (like Facebook) and after years of research and development is moving forward to deliver a viable platform to the market. The most recognized leader in decentralized social media is Steem who offers a long form blogging platform with monetization. Other leading competitors include Hive (who split from Steem) and who SoMee is partnered with Hive and Steem both take up most of the market share for decentralized social media, but because SoMee is allowing cross posting to both of these networks through our application we anticipate our application will be adopted naturally by their respective audiences. Additionally, SoMee offers a micro-blog platform as opposed to long-form blog posts that both Steem and Hive offer, which offers an easy

Customer Base

SoMee previously scaled 50,000 beta users ages 18-45 M-F who are early adopters, social media users who want more control of data and monetization options on social media.

SoMee AI has signed the first b2b agency, Atomix AI who is focused on the real estate market.

Supply Chain

SoMee utilizes AWS hyperscale and a global server footprint on Amazon to service our customers worldwide. We utilize Github for source control and employ developers in the USA located in Seattle, Washington. SoMee also relies heavily on third-party merchant services / payment processing platforms (e.g. Stripe / Skrill).

Intellectual Property[*]

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation: None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Kramer	President & CEO	President & CEO of OneName Global, Inc. dba SoMee.social (January 2013 – Present)	Portland Community College: Rock Creek

General Studies (No Degree) |
| Phillip Rumple | Chief Technical Officer | OneName Global, Inc. CTO (June 2020 – Present)

MarPhil LLC Technical Project Management Consultant (January 2018 – Present)

Transcom Technical Team Manager (March 2018 – April 2019) | Full Sail University BA Studies: Mobile Development (2013-2016) (No Degree)

U.S. Airforce Journeyman: Communications Computer Systems Control |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to the laws of the State of Delaware. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one (1) full-time employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 25,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold 6,907 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,974,921
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100% (As Issued) 67.672% (Assuming Exercise of Outstanding Options)

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$264,102
Voting Rights	N/A
Anti-Dilution Rights	"Major Investors" have pro-rata rights under side-letter agreements.
Material Terms	$18.7M Valuation Cap, _20_% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~_2_%

Type	Stock Options (Non-Qualified)
Amount Outstanding	2,314,550
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$0.01 Exercise Price; Expiration 09/2026
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, common stock issued will dilute any issued and outstanding capital stock in proportion to the amount exercised relative to the amount outstanding.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0% (As Issued) 32.328% (Assuming Exercise of All Outstanding Options)

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Shareholder Loan
Amount Outstanding	$241,045.25
Interest Rate and Amortization Schedule	0.0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Type	SBA Loan (EIDL)
Amount Outstanding	$163,424.08
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	All business assets current and after-acquired.
Other Material Terms	$731.00 Monthly P/I Payments (commencement date TBD);
Maturity Date	5/15/2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type / Class Held	Percentage Ownership (in terms of voting power)
Christopher J. Kramer	3,950,000 (Common Stock)	79.6% (As Issued)
	500,000 (Vested Option: Common)	60.64% (Assuming Conversion of Outstanding Options)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

OneName Global, Inc. (the "**Company**") was incorporated on December 13, 2013 under the laws of the State of Delaware, and is headquartered in Beaverton, Oregon.

Cash and Cash Equivalents

The Company currently holds 'liquid' assets valued at approximately $464,150.00 U.S. as of the date hereof. These assets are comprised of cash and digital assets.

As of the date hereof. he Company had an aggregate of $8,520 in cash and $455,630.00 in digital assets / digital cash equivalents, leaving the Company with approximately 12-15 months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures for the foreseeable future.

Valuation

The Company did not ascribe any pre-Offering valuation to the Company; the securities previously offered were priced arbitrarily – no current market value has been determined or otherwise set.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	134,600	336,500	General Working Capital	03/21/2020 – 02/22/2021	Section 4(a)(2)
Crowd SAFE	$264,102	440,170	Set Forth Herein	4/29/2022	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

[Remainder of page intentionally left blank]

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer and undersigned officer hereby certify that the attached financial statements are true and complete in all material respects as of the date hereof.

/s/ *Christopher J. Kramer*
_____
(Signature)

Christopher J. Kramer
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Christopher J. Kramer*
_____
(Signature)

Christopher J. Kramer
_____
(Name)

Director
_____
(Title)

12/21/2023
_____
(Date)

EXHIBIT A

Financial Statements

Balance Sheet

One Name Global
As of September 30, 2023
Cash Basis

	SEP 30, 2023	JUN 30, 2023	MAR 31, 2023
Assets			
Current Assets			
Cash and Cash Equivalents			
Wells Fargo Checking 9738	898.89	17,547.11	60,893.93
Wells Fargo Savings 1385	554.15	1,103.68	653.37
Total Cash and Cash Equivalents	**1,453.04**	**18,650.79**	**61,547.30**
Crypto Wallet - Sales	577,312.00	577,312.00	577,312.00
Unrealized Gain or Loss	14,700.00	14,700.00	14,700.00
Total Current Assets	**593,465.04**	**610,662.79**	**653,559.30**
Fixed Assets			
accumulated depreciation	(2,536.54)	(2,536.54)	(2,536.54)
Office Furniture and Equipment	2,536.54	2,536.54	2,536.54
Software	390.00	390.00	312.00
Total Fixed Assets	**390.00**	**390.00**	**312.00**
Long Term Assets			
Accumulated Amortization	(422.00)	(422.00)	(422.00)
Domain	5,665.00	5,665.00	5,665.00
Intangible Assets	1,000.00	1,000.00	1,000.00
Loan to Chris Karmer	6,870.06	6,870.06	6,870.06
Open Transactions	1,418.00	-	-
Total Long Term Assets	**14,531.06**	**13,113.06**	**13,113.06**
Total Assets	**608,386.10**	**624,165.85**	**666,984.36**
Liabilities and Equity			
Liabilities			
Long Term Liabilities			
EIDL Loan	144,990.00	145,721.00	147,914.00
Shareholder Loans- Dennis Cormier	16,300.00	16,300.00	16,300.00
Shareholder Loans: Wendy Bingham	74,638.25	74,638.25	74,638.25
Total Long Term Liabilities	**235,928.25**	**236,659.25**	**238,852.25**
Total Liabilities	**235,928.25**	**236,659.25**	**238,852.25**
Equity			
Capital Stock	9,400.00	9,400.00	9,400.00
Common Stock - Republic Investing Group	243,836.82	243,836.82	243,836.82
Common Stock- Chris Kramer	3,950.00	3,950.00	3,950.00

	SEP 30, 2023	JUN 30, 2023	MAR 31, 2023
Common Stock Convertible - KP Investments	26,000.00	26,000.00	26,000.00
Common Stock Convertible - Wendy Bingham	175,000.00	175,000.00	175,000.00
Common Stock Convertible- B. Scott Phillips	12,875.00	12,875.00	12,875.00
Common Stock Convertible- Jim and Kathy Snodgrass	12,875.34	12,875.34	12,875.34
Common Stock Convertible- Le Moyne D. and Lorraine Douglas Bailey	12,875.34	12,875.34	12,875.34
Common Stock Convertible- Millennium Trust Co., LLC	76,628.11	76,628.11	76,628.11
Common Stock- David B. Mansfield	250.00	250.00	250.00
Common Stock- Entrust Group	300.00	300.00	300.00
Common Stock: Naomi Pitcrain	40,000.00	40,000.00	40,000.00
Current Year Earnings	(12,849.74)	199.01	29,824.52
Owner's Draw	(100,303.96)	(98,303.96)	(87,303.96)
Paid In Capital	(503.46)	(503.46)	(503.46)
Republic Common Stock	25,000.00	25,000.00	25,000.00
Retained Earnings	(162,875.60)	(162,875.60)	(162,875.60)
Shareholder Loans- Convertible	10,000.00	10,000.00	10,000.00
Total Equity	**372,457.85**	**387,506.60**	**428,132.11**
Total Liabilities and Equity	**608,386.10**	**624,165.85**	**666,984.36**

Income Statement (Profit and Loss)

One Name Global
For the 3 months ended September 30, 2023
Cash Basis

	JUL-SEP 2023	APR-JUN 2023	JAN-MAR 2023
Income			
Interest Income	0.47	0.31	1.45
Package Sales	36,131.98	81,944.95	105,871.16
Total Income	**36,132.45**	**81,945.26**	**105,872.61**
Cost of Goods Sold			
Subcontracted Services	-	15,793.00	9,285.37
Web Hosting	282.39	478.20	769.51
Website Development	-	506.99	2,027.96
Total Cost of Goods Sold	**282.39**	**16,778.19**	**12,082.84**
Gross Profit	**35,850.06**	**65,167.07**	**93,789.77**
Operating Expenses			
Automobile Expense	4,499.97	6,988.84	4,499.97
Bank Service Charges	(140.00)	(570.36)	316.35
Computer and Internet Expenses	549.00	256.00	381.00
Conferences/Events	-	496.49	-
Consultants Expense	3,721.12	6,539.00	11,229.21
Dues and Subscriptions	312.85	506.15	1,029.55
Gift/Donations	506.99	506.99	-
Insurance Expense	-	417.00	-
Licenses and Fees	-	3,005.00	-
Marketing Expense	800.00	-	-
Marketing Expense:Promotional	56.71	9,500.00	5,000.00
Marketing Expense:Social Media	-	-	4,000.00
Meals	575.56	1,642.51	829.97
Media Advertising	600.00	1,683.53	1,397.00
Media Advertising:Online	25.00	-	2,130.00
Media Advertising:Other	5.00	-	-
Office Supplies	1,204.47	1,091.79	445.44
Officer Wages and Salaries	13,483.13	20,190.37	13,458.42
Payroll Processing Fee's	-	92.65	355.45
Payroll Taxes	4,324.79	8,691.58	-
Postage	-	-	414.14
Professional Assistance:Graphic/Web Design	118.00	-	-
Professional Services	500.00	-	-
Professional Services:Accounting	637.00	5,026.50	1,761.00

	JUL-SEP 2023	APR-JUN 2023	JAN-MAR 2023
Professional Services:Legal	-	-	119.97
Rent	4,000.00	9,000.00	4,500.00
Repairs and Maintenance	1,972.58	200.00	400.00
Software Expense	8,904.72	11,747.71	7,771.67
State Income Tax	-	1,408.29	-
Telephone Expense	1,457.70	291.57	851.75
Travel Lodging & Airfare	-	5,489.27	2,612.00
Travel Meals	-	20.13	-
Travel Parking	-	60.00	4.20
Travel: Rent a car/taxi/car service	-	77.76	-
Utilities	725.22	433.81	458.16
Total Operating Expenses	**48,839.81**	**94,792.58**	**63,965.25**
Operating Income	**(12,989.75)**	**(29,625.51)**	**29,824.52**
Other Income / (Expense)			
Other-Expense	(59.00)	-	-
Total Other Income / (Expense)	**(59.00)**	-	-
Net Income	**(13,048.75)**	**(29,625.51)**	**29,824.52**

Balance Sheet

One Name Global
As of December 31, 2022
Cash Basis

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Wells Fargo Checking 9738	25,699.96
Wells Fargo Savings 1385	5,701.92
Total Cash and Cash Equivalents	**31,401.88**
Crypto Wallet - Sales	577,312.00
Unrealized Gain or Loss	14,700.00
Total Current Assets	**623,413.88**
Fixed Assets	
accumulated depreciation	(2,536.54)
Office Furniture and Equipment	2,536.54
Software	234.00
Total Fixed Assets	**234.00**
Long Term Assets	
Accumulated Amortization	(422.00)
Domain	5,665.00
Intangible Assets	1,000.00
Loan to Chris Karmer	6,870.06
Total Long Term Assets	**13,113.06**
Total Assets	**636,760.94**
Liabilities and Equity	
Liabilities	
Long Term Liabilities	
EIDL Loan	150,107.00
Shareholder Loans- Dennis Cormier	16,300.00
Shareholder Loans: Wendy Bingham	74,638.25
Total Long Term Liabilities	**241,045.25**
Total Liabilities	**241,045.25**
Equity	
Capital Stock	9,400.00
Common Stock - Republic Investing Group	243,836.82
Common Stock- Chris Kramer	3,950.00
Common Stock Convertible - KP Investments	26,000.00

	DEC 31, 2022
Common Stock Convertible - Wendy Bingham	175,000.00
Common Stock Convertible- B. Scott Phillips	12,875.00
Common Stock Convertible- Jim and Kathy Snodgrass	12,875.34
Common Stock Convertible- Le Moyne D. and Lorraine Douglas Bailey	12,875.34
Common Stock Convertible- Millennium Trust Co., LLC	76,628.11
Common Stock- David B. Mansfield	250.00
Common Stock- Entrust Group	300.00
Common Stock: Naomi Pitcrain	40,000.00
Current Year Earnings	(313,199.03)
Owner's Draw	(80,549.32)
Paid In Capital	150.00
Republic Common Stock	25,000.00
Retained Earnings	150,323.43
Total Equity	**395,715.69**
Total Liabilities and Equity	**636,760.94**

Income Statement (Profit and Loss)

One Name Global
For the year ended December 31, 2022
Cash Basis

	2022
Income	
Interest Income	1.39
Package Sales	680,648.57
Premium Subscription Revenue	39,636.85
Total Income	**720,286.81**
Cost of Goods Sold	
Subcontracted Services	39,511.06
Web Hosting	246,671.22
Website Development	16,217.94
Total Cost of Goods Sold	**302,400.22**
Gross Profit	**417,886.59**
Operating Expenses	
Automobile Expense	22,063.14
Bank Service Charges	889.11
Computer and Internet Expenses	1,348.62
Contract Labor:fiverr.com	62.03
Dues and Subscriptions	3,403.24
Expensed Computer Supplies	81.98
Insurance Expense	424.00
Marketing Expense:Facebook	3,821.48
Marketing Expense:Promotional	116.00
Meals	5,463.70
Media Advertising	31,151.47
Media Advertising:Online	11,013.95
Office Supplies	1,904.58
Officer Wages and Salaries	107,104.47
Payroll Processing Fee's	612.00
Payroll Taxes	22,570.56
Postage	342.81
Professional Services:Accounting	7,209.16
Professional Services:Legal	3,904.95
R&D	397,521.00
Rent	23,407.06
Research and Development	25,000.00
Software Expense	28,891.66

	2022
Square Fees	140.00
State Income Tax	693.90
Telephone Expense	3,329.60
Trade Shows:Travel/Shipping	3,123.81
Travel Lodging & Airfare	22,921.81
Travel Meals	926.30
Travel Parking	3.00
Travel: Rent a car/taxi/car service	41.72
Utilities	1,598.51
Total Operating Expenses	**731,085.62**

Operating Income
(313,199.03)

Net Income
(313,199.03)